

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 4561

August 23, 2007

Darin M. Myman, President
Bigstring Corporation
3 Harding Road, Suite E
Red Bank, NJ 07701

> **Re:** **Bigstring Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed July 31, 2007**
> **File No. 333-143793**

Dear Mr. Myman:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1. We note your response to the comments in our letter dated July 13, 2007. It appears based on the responses and your disclosure that this offering should be registered as a primary offering under Securities Act Rule 415. As such, this transaction is not eligible to be made on a delayed or continuous offering under Rule 415(a)(1)(x). Accordingly, please identify the selling shareholders as

underwriters and include the price at which the underwriters will sell the securities.

2. We note your response to comment eight. Please tell us why you had less shares outstanding prior to the convertible note transaction than prior to the Series A preferred stock transaction.

3. Also in connection with your response to comment eight, please advise how you determined that your non affiliated public float was approximately 34.37 million shares prior to the convertible note transaction and approximately 41 million shares prior to the Series A preferred stock transaction.

4. We note your response to comment nine that you believe you can make all the payments on the convertible notes "based upon future revenue and additional financings." Please revise to clarify if based on your current financial information, you will be able to make all payments and if not, the amount of the shortfall and the need for additional financings to satisfy the payments on this current debt.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at 202-551-3386 with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Paul T. Colella
(732) 224-6599